Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

GRANT OF SHARE AWARDS

References are made to the share award scheme (the “Share Award Scheme”) adopted by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) on 6 February 2023 and the circular of the Company (the “Circular”) dated 12 January 2023 in relation to the 2023 Share Award Scheme (the “Share Award Scheme”) and authorising the board of directors (the “Directors”) of the Company (the “Board”) to grant Awards under the Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the Share Award Scheme. Capitalized terms used herein shall have the same meanings as those defined in the Circular unless otherwise stated.

GRANT OF SHARE AWARDS

This announcement is made by the Company pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Board hereby announces that, on 14 December 2023 (the “Date of Grant”), based on the recommendation of the remuneration committee of the Company, the Board resolved to grant a total of 10,128,072 Awarded Shares, to 12 share award grantees (the “Grantee(s)”) who are all employees of the Group, pursuant to the Share Award Scheme at nil consideration, subject to the acceptances by the Grantees.

Details of the Awarded Shares are as follows:

Date of Grant	:	14 December 2023

Number of Shares granted	:	10,128,072

Number of Grantees	:	12

Vesting conditions	:	The Grantees shall remain in continuous employment with the Group from the Date of Grant until the vesting date

Vesting Date	:	All 10,128,072 Awarded Shares, granted to the Grantee shall be vested on such Grantees on the expiry of 12 months from the Date of Grant

Performance target	:	There is no performance target attached to the Awarded Shares. The number of the Awarded Shares is determined based on the Grantees’ position, years of service, performance and future long-term contribution to the Group

Clawback mechanism	:	The Awarded Shares granted to the Grantees are subject to the general clawback mechanism as set out in the Appendix to the Circular

The 10,128,072 Awarded Shares granted to the Grantees represent approximately 1.13% of the issued share capital of the Company as at the date of this announcement. The 10,128,072 Awarded Shares represent the value of approximately HK$3.8 million, taking into account of the closing price of HK$0.38 per Share as stated in the daily quotation sheets issued by the Stock Exchange on the Date of Grant.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, each of the Grantees is a third party independent of the Company and its connected persons.

REASONS FOR AND BENEFIT OF THE GRANT OF THE AWARDED SHARES

The objectives of the Share Award Scheme are (i) to attract talents, suitable personnel and entities that are Eligible Participants who will accept Awarded Shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group and Related Entities; (ii) to award certain Selected Participants with Awarded Shares for accepting their appointments, employments or engagement by the Group and Related Entities; (iii) to recognise the contributions by certain Selected Participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and Related Entities; and (iv) to improve or create sense of connection and/or loyalty of certain Selected Participants to the Group and Related Entities.

The purpose of the grant of the Awarded Shares to the Grantees, comprising the employees of the Group, is to (i) recognise their contributions to the development and growth of the businesses of the Group and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group; (ii) to improve their sense of connection and loyalty to the Group; and (iii) to award certain of the Grantees for staying on with the Group by accepting and/or continuing their appointments, employments and/or engagement by the Group.

The Board is of the view that the grants of the Awarded Shares to the Grantees and the respective terms and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

Subsequent to the grant of Awarded Shares, the number of Awarded Shares available for future grant pursuant to the Scheme Mandate and the Service Provider Sublimit both becomes nil.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 14 December 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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